NEWS RELEASE

INTEROIL ANNOUNCES FIRST QUARTER 2009 FINANCIAL RESULTS

May 13, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) announces financial results for the first quarter ending March 31, 2009.  For the quarter, InterOil reported net income of $2.6 million ($0.07 per share), a $5.0 million improvement over the equivalent quarter in the prior year when a loss of $2.4 million was reported.  EBITDA, (Earnings before Interest, Taxes, Depreciation and Amortization)* for the quarter totalled $10.9 million, an improvement of $3.8 million over 2008 first quarter EBITDA, despite sales and operating revenues of $161.7 million, which was a $30.8 million decrease from the first quarter of 2008.

Business Segment Results

During the quarter the Midstream Refining business generated a net profit of $10.3 million, compared with a net profit $0.2 million for the same quarter in 2008.  This was primarily due to gains resulting from lower cost of sales in the quarter following the December write-down, an improved Naptha premium, a gain on hedge accounted transactions and non-hedge accounted contracts, as well as positive price movements applicable to sales of our refined products in Papua New Guinea under the applicable pricing formula.  Gains were partially offset by adverse currency fluctuations and decreased margins on low sulphur waxy residue.  Refining EBITDA in the quarter totalled $14.7 million, up from $5.7 million in the previous year.

The Company’s Midstream Liquefaction segment posted a net loss of $2.6 million for the quarter, being our share of expenses incurred by the PNG LNG Inc. joint venture during the quarter to progress the Liquefied Natural Gas (LNG) project in Papua New Guinea.

The Downstream segment derived a net profit of $1.0 million compared with a net profit of $2.2 million in the first quarter of 2008.  The decrease was mainly due to lower petroleum product pricing upon which this segment’s margins are based. Downstream EBITDA in the quarter totalled $3.2 million compared to $4.5 million in the prior year period.

During the first quarter, the Upstream business segment recorded a net loss of $2.1 million, in line with a net loss of $2.0 million in the comparable 2008 quarter.  Decreased rig and administrative expenses were offset by higher interest expense resulting from inter-company loan balances.

Liquidity and Capital Resources

As at March 31 2009, the Company’s relatively strengthened financial position has benefited from the repayment in May 2008 of its $130.0 million secured credit bridging facility by means of conversion of a $60.0 million portion of the facility into equity and the repayment of the remainder funded by the issuance of $95 million principal amount of 8% convertible debentures maturing in May 2013.  These transactions reduced our Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt) to 34% at March 31, 2009, substantially down from 68% at the same time in 2008.

Summary of Debt Facilities

Organization	Facility	Balance outstanding March 31, 2009	Maturity date
OPIC secured loan	$62,500,000	$62,500,000	December 2015
Unsecured 8% convertible debentures	$95,000,000	$78,975,000	May 2013
BNP Paribas working capital facility	$190,000,000	$26,403,359 (1)	August 2009
Westpac working capital facility	$27,200,000	$9,242,663	October 2011
BSP working capital facility	$23,800,000	$7,674,525	August 2009
 (1) Excludes letters of credit totalling US$27.6 million

At March 31, InterOil held cash, cash equivalents and restricted cash of $60.0 million (March 2008 – $37.5 million), of which $17.4 million (March 2008 - $20.4 million) was restricted under the BNP Paribas working capital facility utilization requirements.  Our cash inflows from operations for the quarter were $18.6 million, compared with an inflow of $10.1 million for the quarter ended March 31, 2008.  The improved cash flows from operations were mainly due to improved refining margins, cash received on the close out of long term hedges and reduced working capital requirements as a result of lower crude prices.

Consolidated Balance Sheets

		As at

	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	42,644,319	48,970,572	17,089,197
Cash restricted (note 7)	17,100,097	25,994,258	20,019,672
Trade receivables (note 8)	41,437,218	42,887,823	84,102,363
Commodity derivative contracts (note 7)	-	31,335,050	-
Other assets	1,499,007	167,885	1,092,881
Inventories (note 9)	73,669,643	83,037,326	132,316,904
Prepaid expenses	2,137,765	4,489,574	1,502,302
Total current assets	178,488,049	236,882,488	256,123,319
Cash restricted (note 7)	281,527	290,782	344,858
Goodwill (note 14)	5,761,940	-	-
Plant and equipment (note 10)	219,930,265	223,585,559	230,075,255
Oil and gas properties (note 11)	145,768,637	128,013,959	96,667,367
Future income tax benefit	2,740,725	3,070,182	2,896,122
Total assets	552,971,143	591,842,970	586,106,921
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	64,173,145	78,147,736	138,715,939
Commodity derivative contracts (note 7)	265,400	-	1,690,325
Working capital facility (note 15)	43,320,547	68,792,402	33,025,778
Current portion of secured loan (note 18)	9,000,000	9,000,000	8,991,667
Current portion of indirect participation interest - PNGDV (note 19)	540,002	540,002	541,105
Total current liabilities	117,299,094	156,480,140	182,964,814
Secured loan (note 18)	52,421,319	52,365,333	190,591,507
8% subordinated debenture liability (note 23)	65,767,840	65,040,067	-
Preference share liability (note 22)	-	-	7,797,312
Deferred gain on contributions to LNG project (note 13)	13,076,272	17,497,110	12,203,867
Indirect participation interest (note 19)	72,471,966	72,476,668	96,086,369
Indirect participation interest - PNGDV (note 19)	844,490	844,490	843,387
Total liabilities	321,880,981	364,703,808	490,487,256
Non-controlling interest (note 20)	7,305	5,235	4,107
Shareholders' equity:
Share capital (note 21)	386,424,549	373,904,356	259,324,133
Authorised - unlimited
Issued and outstanding - 36,636,623
(Dec 31, 2008 - 35,923,692)
(Mar 31, 2008 - 31,026,356)
Preference shares (note 22)	-	-	6,842,688
(Authorised - 1,035,554, issued and outstanding - nil)
8% subordinated debentures (note 23)	10,837,394	10,837,394	-
Contributed surplus (note 24)	16,644,827	15,621,767	11,042,795
Warrants (note 25)	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	15,460,503	27,698,306	7,234,123
Conversion options (note 19)	17,140,000	17,140,000	19,840,000
Accumulated deficit	(217,543,450)	(220,186,930)	(210,787,215)
Total shareholders' equity	231,082,857	227,133,927	95,615,558
Total liabilities and shareholders' equity	552,971,143	591,842,970	586,106,921

Consolidated Statement of Operations

	Quarter ended

	March 31,	March 31,
	2009	2008
	$	$

Revenue
Sales and operating revenues	160,840,555	191,372,275
Interest	76,061	316,528
Other	745,711	725,294
	161,662,327	192,414,097

Expenses
Cost of sales and operating expenses	136,410,715	176,983,684
Administrative and general expenses	7,162,792	5,312,749
Derivative (gain)/loss	(1,276,710)	1,618,425
Legal and professional fees	1,240,686	2,107,231
Exploration costs, excluding exploration impairment (note 11)	216,046	(237,268)
Exploration impairment (note 11)	-	25,331
Short term borrowing costs	1,064,795	1,557,044
Long term borrowing costs	3,571,146	4,401,854
Depreciation and amortization	3,380,575	3,484,758
Gain on sale of oil and gas properties (note 11)	-	-
Foreign exchange loss/(gain)	6,389,914	(1,300,177)
	158,159,959	193,953,631

Income/(loss) before income taxes and non-controlling interest	3,502,368	(1,539,534)

Income taxes
Current	688,116	(842,330)
Future	(1,544,934)	(15,683)
	(856,818)	(858,013)

Income/(loss) before non-controlling interest	2,645,550	(2,397,547)

Non-controlling interest (note 20)	(2,070)	185

Net income/(loss)	2,643,480	(2,397,362)

Basic income/(loss) per share (note 26)	0.07	(0.08)
Diluted income/(loss) per share (note 26)	0.07	(0.08)
Weighted average number of common shares outstanding
Basic	35,780,538	31,026,356
Basic and diluted	36,012,528	31,026,356

Consolidated Statement of Cash Flows

	Quarter ended
	March 31,	March 31,
	2009	2008
	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	2,643,480	(2,397,362)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,070	(185)
Depreciation and amortization	3,380,575	3,484,758
Future income tax asset	329,457	(28,810)
Gain on sale of plant and equipment	-	(16,250)
Gain on sale of exploration assets	-	-
Amortization of discount on debentures liability	727,773	-
Amortization of deferred financing costs	55,986	84,108
Gain on unsettled hedge contracts	75,100	-
Increase/(decrease) due to timing difference between derivatives recognised and settled	15,339,450	(269,975)
Stock compensation expense	1,424,453	705,247
Inventory revaluation	205,546	-
Non-cash interest on secured loan facility	-	1,584,039
Non-cash interest settlement on preference shares	-	-
Non-cash interest settlement on debentures	-	-
Oil and gas properties expensed	216,046	(211,937)
Loss/(gain) on proportionate consolidation of LNG project	724,357	(236,666)
Unrealized foreign exchange gain	(1,933,145)	(1,300,177)
Change in operating working capital
Increase in trade receivables	(1,815,112)	(24,271,409)
Increase in unrealised hedge gains	10,277,125	-
Decrease in other assets and prepaid expenses	1,020,687	2,654,349
Decrease/(increase) in inventories	6,714,079	(47,326,665)
(Decrease)/Increase in accounts payable, accrued liabilities and income tax payable	(20,801,421)	77,652,080
Net cash from operating activities	18,586,506	10,105,145

Investing activities
Expenditure on oil and gas properties	(23,620,864)	(14,187,187)
Proceeds from IPI cash calls	1,972,250	4,340,000
Expenditure on plant and equipment	274,719	(1,004,041)
Proceeds received on sale of assets	-	312,500
Proceeds received on sale of exploration assets	-	-
Decrease in restricted cash held as security on borrowings	8,903,416	2,019,830
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	5,148,486	2,490,282
Net cash (used in)/from investing activities	(7,321,993)	(6,028,616)

Financing activities
Repayments of secured loan	-	-
(Repayments of)/proceeds from bridging facility, net of transaction costs	-	-
Proceeds from PNG LNG cash call	-	2,626,500
Proceeds from Clarion Finanz for Elk option agreement	3,577,288	-
Proceeds from Petromin for Elk participation agreement	3,435,000	-
Repayments of working capital facility	(25,471,855)	(33,475,594)
Proceeds from issue of common shares/conversion of debt, net of transaction costs	868,801	-
Proceeds from issue of debentures, net of transaction costs	-	-
Net cash used in financing activities	(17,590,766)	(30,849,094)

Decrease in cash and cash equivalents	(6,326,253)	(26,772,565)
Cash and cash equivalents, beginning of period	48,970,572	43,861,762
Cash and cash equivalents, end of period (note 5)	42,644,319	17,089,197

Consolidated Statement of Shareholders’ Equity

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	$	$	$
Share capital

At beginning of period	373,904,356	259,324,133	259,324,133
Issue of capital stock (note 21)	12,520,193	114,580,223	-
At end of period	386,424,549	373,904,356	259,324,133
Preference shares

At beginning of period	-	6,842,688	6,842,688
Issue of preference shares (note 22)	-	-	-
Converted to common shares (note 22)	-	(6,842,688)	-
At end of period	-	-	6,842,688
8% subordinated debentures

At beginning of period	10,837,394	-	-
Issue of debentures (note 23)	-	13,036,434	-
Conversion to common shares during the year	-	(2,199,040)	-
At end of period	10,837,394	10,837,394	-
Contributed surplus

At beginning of period	15,621,767	10,337,548	10,337,548
Fair value of options exercised transferred to share capital (note 24)	(401,393)	(456,867)	-
Stock compensation expense (note 24)	1,424,453	5,741,086	705,247
At end of period	16,644,827	15,621,767	11,042,795
Warrants

At beginning of period (note 25)	2,119,034	2,119,034	2,119,034
Movement for period	-	-	-
At end of period	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income

Deferred hedge (loss)/gain
At beginning of period	18,012,500	-	-
Deferred hedge movement for period, net of tax (note 7)	(5,908,775)	18,012,500	-
Deferred hedge gain at end of period	12,103,725	18,012,500	-
Foreign currency translation reserve
At beginning of period	9,685,806	6,025,019	6,025,019
Foreign currency translation movement for period, net of tax	(6,329,028)	3,660,787	1,209,104
Foreign currency translation reserve at end of period	3,356,778	9,685,806	7,234,123
Accumulated other comprehensive income at end of period	15,460,503	27,698,306	7,234,123
Conversion options

At beginning of period	17,140,000	19,840,000	19,840,000
Movement for period (note 19)	-	(2,700,000)	-
At end of period	17,140,000	17,140,000	19,840,000
Accumulated deficit

At beginning of period	(220,186,930)	(208,389,853)	(208,389,853)
Net loss for period	2,643,480	(11,797,077)	(2,397,362)
At end of period	(217,543,450)	(220,186,930)	(210,787,215)
Shareholders' equity at end of period	231,082,857	227,133,927	95,615,558

NON-GAAP EBITDA Reconciliation

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2009	2008				2007
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(470)	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)
Midstream – Refining	14,747	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775
Midstream – Liquefaction	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)
Downstream	3,241	(7,244)	610	7,893	4,529	3,627	3,301	2,760
Corporate	3,052	226	764	(2,155)	1,796	2,145	6,248	3,329
Consolidation Entries	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)	(9,353)	1,630
Earnings before interest, taxes, depreciation and amortization	10,924	(28,844)	16,815	27,355	7,135	6,896	(10,255)	5,558
Subtract:
Upstream	(1,552)	(1,345)	(1,137)	(841)	(704)	(474)	(177)	(178)
Midstream – Refining	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)
Midstream – Liquefaction	(158)	(65)	(63)	(60)	(53)	(53)	(53)	-
Downstream	(1,142)	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)	66
Corporate	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)	(3,005)	(2,870)	(2,808)
Consolidation Entries	2,922	2,866	2,636	1,823	2,425	3,629	9,353	218
Interest expense	(4,041)	(5,867)	(4,046)	(4,927)	(5,189)	(5,445)	(5,222)	(4,858)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	-	(44)	69	12
Midstream – Liquefaction	(13)	(12)	(25)	(49)	(24)	(13)	-	-
Downstream	(485)	4,297	82	(3,213)	(753)	(1,112)	261	(32)
Corporate	(359)	(163)	(21)	(122)	(81)	(11)	212	(15)
Consolidation Entries	(2)	4	(3)	(2)	0	(1)	2	0
Income taxes and non-controlling interest	(859)	4,126	33	(3,386)	(858)	(1,181)	544	(35)
Upstream	(112)	(175)	(134)	(135)	(154)	(134)	299	(338)
Midstream – Refining	(2,611)	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)	(2,748)
Midstream – Liquefaction	(21)	(19)	(19)	(16)	(15)	(15)	-	-
Downstream	(651)	(722)	(693)	(582)	(573)	(700)	(497)	(552)
Corporate	(18)	(19)	(18)	(16)	(15)	(12)	(12)	(12)
Consolidation Entries	32	32	32	32	32	34	33	33
Depreciation and amortisation	(3,381)	(3,645)	(3,574)	(3,440)	(3,486)	(2,985)	(2,958)	(3,617)
Upstream	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,009)
Midstream – Refining	10,349	(19,490)	12,660	11,345	201	2,990	(12,199)	(1,117)
Midstream – Liquefaction	(2,553)	(2,596)	(1,677)	(1,910)	(1,727)	(878)	(4,157)	(444)
Downstream	964	(5,900)	(886)	3,383	2,197	670	(254)	2,242
Corporate	350	(2,276)	(1,759)	(5,164)	(1,390)	(882)	3,578	494
Consolidation Entries	(4,333)	35	1,929	(1,240)	314	(877)	34	1,881
Net profit (loss) per segment	2,643	(34,230)	9,228	15,602	(2,398)	(2,713)	(17,891)	(2,953)

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the development of a Liquefied natural Gas facility in Papua New Guinea. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.